SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

[redacted]

07025478

July 10, 2007

The United States Securities and Excha
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated July 10, 2007 (Notice Concerning the Results and the Completion of Repurchase of Shares)

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Very truly yours,

M. Hoshi

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

7/25

Cc: The Bank of New York

SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

July 10, 2007

Notice Concerning the Results and the Completion of Repurchase of Shares

Sumitomo Metal Industries, Ltd. (Sumitomo Metals) has repurchased its shares pursuant to the provisions of the Articles of Incorporation established under Article 459, Section 1 of the Corporation Law, and hereby provides the following notice of the results of the repurchase.

As a result of this repurchase, Sumitomo Metals has completed the repurchase of its shares that was authorized under the resolution adopted at the meeting of the Board of Directors held on May 29, 2007.

1. Class of shares repurchased: Common stock of Sumitomo Metals
2. Period of repurchase: From July 1, 2007 to July 10, 2007
3. Aggregate number of shares repurchased: 40,532,000 shares
4. Aggregate repurchase price: JPY 30,078,811,000
5. Method of repurchase: Purchase on Tokyo Stock Exchange

Reference 1:

Matters resolved at the meeting of the Board of Directors held on May 29, 2007:

(1) Class of shares to be repurchased: Common stock of Sumitomo Metals
(2) Aggregate number of shares to be repurchased: Up to 110 million shares
(3) Aggregate repurchase price: Up to JPY 70 billion
(4) Period of repurchase: From May 30, 2007 to December 20, 2007

Reference 2:

The results of the repurchase that was authorized under the May 29, 2007 Board of Directors resolution:

(1) Aggregate number of shares repurchased: 96,543,000 shares
(2) Aggregate repurchase price: JPY 69,995,991,000

END